Exhibit 99.1

Fusion Fuel Green PLC Announces Reverse Share Split to Regain Compliance with Nasdaq’s Minimum Bid Price Rule

DUBLIN, Ireland – July 10, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”) today announced a 1-for-35 reverse share split (the “Reverse Share Split”) of the Company’s Class A Ordinary Shares by way of a share consolidation.

The Company’s Class A Ordinary Shares will continue to trade on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “HTOO” and will begin trading on a split-adjusted basis when the market opens on Monday, July 14, 2025. The new CUSIP number for the Company’s Class A Ordinary Shares following the Reverse Share Split will be G3R25D 209.

The Reverse Share Split is intended to enable the Company to regain compliance with the minimum bid price requirement for continued listing on Nasdaq.

The Reverse Share Split was approved by the board of directors of the Company (the “Board”) on June 25, 2025, immediately following the Annual General Meeting of the Company held on June 25, 2025 at 3:00 pm (Dublin time) (the “AGM”). At the AGM, the shareholders of the Company approved a resolution to consolidate the Company’s Class A Ordinary Shares (with a nominal value of $0.0001 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by the Board, provided that such consolidation shall be effected at a ratio of not fewer than every 4 Class A Ordinary Shares and not more than every 40 Class A Ordinary Shares being consolidated into 1 Class A Ordinary Share, with the final ratio and timing of implementation of the consolidation to be determined by the Board. In addition, at the AGM, the shareholders approved a resolution, subject to and immediately following the implementation of the Reverse Share Split, to increase the Company’s authorized share capital by such amount as is necessary to ensure that, following the Reverse Share Split, the Company shall have 100,000,000 authorized Class A Ordinary Shares, each with a nominal value that will reflect the ratio applied by the Board in implementing the Reverse Share Split (the “Authorized Capital Increase”).

Accordingly, as a result of the Reverse Share Split, every 35 of the issued and outstanding Class A Ordinary Shares of the Company as of the effective time of the Reverse Share Split will be consolidated into one Class A Ordinary Share. The number of issued and outstanding Class A Ordinary Shares will adjust from approximately 27,418,159 shares to approximately 783,376 shares (subject to adjustment due to the effect of rounding up fractional shares into whole shares). In addition, the Reverse Share Split will effect a reduction in the number of shares issuable pursuant to the Company’s equity awards, warrants, and convertible preferred shares outstanding as of the effective time of the Reverse Share Split with a corresponding increase in the exercise or conversion price per share. As a result of the Authorized Share Capital Increase, the number of authorized Class A Ordinary Shares will continue to be 100,000,000 shares. The nominal value of each of the Class A Ordinary Shares will be adjusted to $0.0035. The other terms of the Class A Ordinary Shares will not be affected.

No fractional shares will be issued in connection with the Reverse Share Split. Fractional shares resulting from the Reverse Share Split will be rounded up to the nearest whole share. Continental Stock Transfer and Trust Company is acting as transfer and exchange agent for the Reverse Share Split. Registered shareholders are not required to take any action to receive post-Reverse Share Split shares. Shareholders who are holding their shares in electronic form at brokerage firms need not take any action as the effect of the Reverse Share Split will automatically be reflected in their brokerage accounts.

Additional information about the Reverse Share Split can be found in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on July 10, 2025, which is available free of charge at the SEC’s website, www.sec.gov, and on the Company’s website at https://www.fusion-fuel.eu/.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is a growing energy company providing engineering, advisory, and fuel distribution solutions through its brands Al Shola Gas and BrightHy. The Company services clients across commercial, residential, and industrial sectors and is actively expanding into new verticals and geographies to support energy transition and infrastructure resilience.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact
ir@fusion-fuel.eu
www.fusion-fuel.eu